Timothy R. Millage
Vice President, Chief Financial Officer and Treasurer
(563) 383-2135
tim.millage@lee.net

February 28, 2019

Division of Corporate Finance
Office of Transportation and Leisure
Securities and Exchange Commission

Re:    Lee Enterprises, Incorporated
Form 10-K for the year ended September 30, 2018
Form 8-K furnished February 8, 2019
File No. 001-06227

To Whom It May Concern:

Set forth below is the response of Lee Enterprises, Incorporated (“Lee” or the “Company”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Timothy R. Millage, Chief Financial Officer of the Company, dated February 14, 2019, relating to the Company’s Form 10-K for the Fiscal Year Ended September 30, 2018 and Form 8-K furnished February 8, 2019. For convenience of reference, the text of the comments in the Staff’s letter have been reproduced in italicized type.

Form 10-K for the Fiscal Year Ended September 30, 2018
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Comment 1:
We note that you present your results of operations on a "same property basis." We further note that in doing so, you have not quantified the impact of each of the items on page 25 in your results of operations analysis. As an example, you state that advertising and marketing services revenue decreased by 8.4% in 2018 and by 11.4% on a same property basis. However, the impacts of revenues from 2017 acquisitions, revenues from disposed enterprises in 2018, and the 53rd week of revenue in 2018 are not quantified to enable a reader to better understand how each item impacted the line items in your statement of operations. Please provide a more robust operating results discussion, including the quantifications of various factors behind the changes in revenues and expenses, to the extent that they are material, in understanding your operations. Refer to Item 303 of Regulation S-K.

Response:
We note that the results of operations table on page 25 is presented on a GAAP basis, and we understand the Staff’s views on providing adequate information for users to understand significant changes in the results of operations. On pages 26 - 28 we include in the narrative discussion certain trends on a Same Property basis, excluding the impact of the 53rd week of operations, acquisitions and divestitures. We have provided quantification of those items as follows for each line item presented on a Same Property basis:

1

2018 Same Property Reconciliation - Select Figures
(Thousands of Dollars)	GAAP	53rd week	Acquisitions	Divestitures	Same Property
Advertising Revenues	303,446	4,533	8,362	387	290,164
Digital Advertising Revenues	96,498	1,256	963	113	94,166
Subscription Revenues	195,108	2,635	5,271	227	186,975
Other Revenues	45,401	537	253	50	44,561

Cash Costs	420,936	6,459	11,118	664	402,695
Compensation	196,334	3,501	4,778	316	187,739
Newsprint	24,949	489	116	44	24,300
Other Operating Expenses	199,653	2,469	6,224	304	190,656

Insofar as (a) we present certain trends on a Same Property basis and (b) the impacts of reconciling items are material, we will quantify individual adjustments to arrive at Same Property financial measures. We request the additional disclosure be included in future filings.

Financial Statements, Notes to Consolidated Financial Statements, 1. Significant Accounting Policies, Inventories, page 45

Comment 2:
We note that you recognize inventory at the lower of cost or market. As it relates to your inventory measured using FIFO, please explain how this complies with the policy of using the lower of cost or net realizable value in accordance with ASC 330-10-35-1B.

Response:
We were in compliance with ASC 330-10-35-1B, as updated by ASU 2015-11, as of the fiscal year ended September 30, 2018.

We regularly monitor inventory levels and values for indications that inventories may need to be written down to the lower of cost or net realizable value. No write-down was deemed necessary for the $2,079,000 in FIFO Newsprint inventory or $1,534,000 of FIFO Other inventory as of September 30, 2018.

The disclosure presented on page 45 will be updated to read: “Newsprint inventories and other inventories are priced at the lower of cost or net realizable value.” We request to correct our disclosure language in future filings.

Form 8-K furnished February 8, 2019
Exhibit 99.1 Earnings Release, Consolidated Statements of Operations, page 5

Comment 3:
We note that in your consolidated statements of operations disclosed on page 5, you have included the subtotal "total operating revenue less cash costs." This measure appears to be a non-GAAP financial performance measure and your disclosure should be revised to include the disclosures required under Regulation G and Item 10(e)(1)(i) of Regulation SK. As part of these disclosures you should reconcile the measure to the most directly comparable GAAP measure and explain why you believe the measure is useful to investors.

Response:

2

We request to expand our disclosure on non-GAAP financial measures in future filings to include a definition for “total operating revenue less cash costs” as well as a reconciliation to the most directly comparable GAAP measure. Below is a draft of our expanded disclosure:

To be included on page 7:

Total Operating Revenue Less Cash Costs, or “margin”, represents a non-GAAP financial performance measure of revenue less total cash costs, also a non-GAAP financial measure. This measure is useful to investors in understanding the profitability of the Company after direct cash costs related to the production and delivery of products and services are expensed. Margin is also useful in developing opinions and expectations about the Company’s ability to manage and control its operating cost structure in relation to its peers. This non-GAAP financial measure is reconciled to operating income, the most closely comparable GAAP measure under the heading CONSOLIDATED STATEMENTS OF OPERATIONS within.

* * * *
In connection with the response to this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filling; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please feel free to contact me at (563) 383-2135.

Sincerely,
LEE ENTERPRISES, INCORPORATED

_______________________________________
Timothy R. Millage
Vice President, Chief Financial Officer and Treasurer

3